No Act
PE 12/20/13

14005034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 27 2014
Washington, DC 20549

January 27, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-27-14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

December 20, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2014 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2014 annual meeting of stockholders. The Proponent has requested to the Company that all future communications be directed to John Chevedden. Mr. Chevedden's telephone number and e-mail address, as stated in the Proponent's request, are ***FISMA & OMB Memorandum M-07-16*** and ***FISMA & OMB Memorandum M-07-16*** respectively.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2014 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2014 Proxy Materials. The Company intends to file its 2014 Proxy Materials on or about March 12, 2014 and we plan to start printing the Notice of Internet Availability of Proxy Materials on or about March 6, 2014.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

John Chevedden

FISMA & OMB Memorandum M-07-16

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Michael E. O'Neill
Chairman of the Board
Citigroup Inc. (C)
399 Park Ave
New York NY 10043
Phone: 212 559-1000

Dear Mr. O'Neill,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Rohan Weerasinghe
Corporate Secretary
Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
FX: 212-793-7600
FX: 212-793-0814
Paula F. Jones <jonesp@citigroup.com>
Senior Attorney

[C: Rule 14a-8 Proposal, October 28, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board. Joan Spero, on our audit committee no less, was negatively flagged due to her involvement with the Delta Air Lines board when it filed for bankruptcy. Franz Humer was overboarded with seats on 4 company boards. There was not one independent director who had expertise in risk management. Robert Joss, an inside-related director, received our highest negative votes. Our company had not adopted effective stock ownership guidelines for independent directors.

CEO Michael Corbat was paid $12 million. Mr. Corbat could also get long-term incentive pay for below-median performance. CEO annual incentive pay did not rise or fall in line with annual performance. Unvested equity awards do not lapse upon CEO termination. Our company did not link environmental or social performance to its current incentive pay policies.

Our company had come under investigation, or had been subject to fine, settlement or conviction for issues related to securities fraud and for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. Citigroup had a higher shareholder class action litigation risk than 93% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

October 29, 2013

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2014.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Cc: John Chevedden (via email)

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges that the Company's "executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age." The Proposal recommends that this policy specify "a share retention percentage requirement of 50% of net after-tax shares." The requested policy would also "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." The Proposal also calls for the "executive pay committee" to "report to shareholders regarding the policy before our company's next annual meeting."[1]

The Company received a similar from the Proponent for inclusion in the Company's proxy materials for its 2013 annual meeting, which the Staff was unable to concur could be excluded from the Company's proxy materials (the "2013 Proposal"). *Citigroup Inc.* (avail. Feb. 7, 2013). Since the Staff's response concerning the 2013 Proposal, the Company has publicly disclosed additional information regarding its "Stock Ownership Commitment." These disclosures were similar to prior disclosures by the Company summarizing the Stock Ownership Commitment, but were updated following revisions to the Stock Ownership Commitment made in January 2013 when the Compensation Committee reaffirmed the Stock Ownership Commitment. In light of this additional information, the Company respectfully requests that the Staff consider concurring that it may exclude the Proposal under Rule 14a-8(i)(10). In addition, the Proposal includes an additional requirement that the Compensation Committee make a public report by a fixed deadline and the Proponent's supporting statement references non-public external materials. As a result, the Company believes the Proposal is misleading and that it may exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

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1 The Proposal reads in its entirety as follows:

> Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.
>
> This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

The Proposal and the full supporting statement are attached hereto.

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Company is able to identify the following elements in the Proposal: (i) that the Company's "executive pay committee adopt a policy"; (ii) that this policy require senior executives to retain a significant percentage (50% recommended) of shares acquired as through equity pay programs; (iii) that these executive retain such shares until the earlier of retirement or reaching normal retirement age[3]; (iv) that the Compensation Committee[4] report to the

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2 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

3 The Company notes that the Proposal states that executives should be required to retain shares "until reaching normal retirement age," defined as "an age of at least 60 and determined by our executive pay committee." Recently, the Staff has read a nearly identical proposal as only applying to current, and not to former, senior executives. In *Bank of America Inc.* (avail. Mar. 14, 2013), the proposal requested a policy "requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age." On reconsideration, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) based upon a company policy that required executive officers to retain a specified percentage of company stock until retirement. *Id.* Consistent with this precedent, the Company reads the Proposal to request a policy imposing a share retention requirement on senior executives until either (i) the executive retires or (ii) the executive reaches the identified retirement age.

4 The Proposal requests that the Company's "executive pay committee" adopt the requested policy. The Company has read "executive pay committee" to refer to the Compensation Committee, which is a standing committee of the board of directors has responsibility for overseeing employee compensation and approving the compensation of the Company's executive officers. Citigroup Inc., Schedule 14A, at 15 (filed Mar. 14, 2013) ("The Personnel and Compensation Committee, has been delegated broad authority to oversee compensation of employees of the Company and its subsidiaries and affiliates. The Committee is responsible for determining the compensation for the CEO and approving the compensation of other executive officers of the Company and members of Citi's Operating Committee. The Committee is also responsible for approving the incentive compensation structure for other members of senior management and certain highly compensated employees (including discretionary incentive awards to covered employees as defined in applicable bank regulatory guidance), in accordance with guidelines established by the Committee from time to time."). To the extent, "executive pay committee" does not refer to the

stockholders on this policy before the Company's next annual meeting; and (v) that the policy prohibit hedging transactions for shares subject to the policy. As discussed below, the Company has substantially implemented all of these elements and may, therefore, exclude the Proposal from the 2014 Proxy Materials under Rule 14a-8(i)(10).

The Company agrees that encouraging stock ownership among its executives helps to align executives' interests with the long-term interests of the Company's stockholders. Consistent with this view, the Company has long encouraged and required significant stock ownership among its top executives through its longstanding Stock Ownership Commitment. Through the Stock Ownership Commitment, directors and executive officers are required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes[5] and exercise prices) as long as they are executive officers or directors. Furthermore, former executive officers are required, for one year after ending executive officer status, to retain 50% of the shares previously subject to the Stock Ownership Commitment. In addition, executive officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company. The Compensation Committee reaffirmed the Stock Ownership Commitment in January 2013 and the Company has regularly reported on this policy through its proxy materials for its annual meetings.

The Company's proxy materials for its 2013 annual meeting described the Stock Ownership Commitment in detail:

> The Board and executive officers are subject to a Stock Ownership Commitment, which requires these individuals to maintain a minimum ownership level of Citigroup stock. Executive officers are required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and option exercise prices) as long as they are executive officers. In addition, a new stock holding period effective as of January 2013 applies after the executive officer leaves Citi or is no longer an executive officer. He or she must retain, for one year after ending executive officer status, 50% of the shares previously subject to the stock ownership commitment. This change is responsive to proposals Citi has received in recent years from shareholders and further aligns the interests of executive officers with those of shareholders. Directors

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Compensation Committee, the Company is unable to determine what "committee" the Proposal is requesting adopt the proposed policy and the Proposal may be excluded as vague under Rule 14a-8(i)(3).

5 The Proposal refers to "net after-tax shares." Although the Proposal does not define this phrase, the Company understands this phrase to mean the equity awarded to an executive officer, net of amounts required to satisfy taxes due in connection with the particular grant and/or vesting of the stock award. As disclosed in the Company's proxy materials for the Company's 2013 annual meeting, the Stock Ownership Commitment incorporates this concept. Citigroup Inc., Schedule 14A, at 21 (filed Mar. 14, 2013) (summarizing the requirement that executive officers retain "at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and *net of amounts required to pay taxes* and option exercise prices) as long as they are executive officers" (emphasis added)).

> are similarly required to retain at least 75% of the net equity awarded to them. The Board may revise the terms of the Stock Ownership Commitment from time to time to reflect legal and business developments warranting a change. In addition, Directors and executive officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by Citi, including securities granted by the Company to the Director or executive officer as part of his or her compensation and securities purchased or acquired by the Director or executive officer in a non-compensatory transaction.

Citigroup Inc., Schedule 14A, at 21 (filed Mar. 14, 2013).

The Stock Ownership Commitment is supported by related corporate policies, practices and as well as extensive federal regulation of executive compensation. For example, the Company's Corporate Governance Guidelines (a copy of which is attached hereto as Enclosure 3) affirm the Stock Ownership Commitment and the Compensation Committee makes awards of options and stock that include vesting and other restrictions that implement this policy in practice.[6] The Corporate Governance Guidelines and the Company's Personal Trading Policy also directly support the anti-hedging aspect of this policy and restrict such transactions.[7] In addition, Section 16 of the Securities Exchange Act of 1934 ("Section 16") buttresses these anti-hedging policies by prohibiting executive officers from "shorting" the Company's stock.[8] Through the Company's public filings with the Commission on Schedule 14A, the Company has regularly reported on the Stock Ownership Commitment to the stockholders.

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6 Citigroup Inc., Corporate Governance Guidelines, at 4 (Dec. 12, 2012) ("The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ('SOC'), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.").

7 Citigroup Inc., Corporate Governance Guidelines, at 4 (Dec. 12, 2012) ("Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated."); Citigroup Inc., Schedule 14A, at 64 (filed Mar. 14, 2013) ("[The Company] has long had a personal trading policy that limits trading by management and other employees in Citi stock and restricts covered employees from engaging in hedging, derivative or other transactions that have an economically similar effect that would undermine the incentives created by deferred stock compensation structures and stock ownership commitments").

8 15 U.S.C. § 78p (c) ("It shall be unlawful for any . . . officer, directly or indirectly, to sell any equity security of such issuer (other than an exempted security), if the person selling the security or his principal (1) does not own the security sold, or (2) if owning the security, does not deliver it against such sale within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation."); *see* 17 C.F.R. § 240.16a-1(f) (defining "officer" for purposes of Section 16).

The Company also has compliance procedures in place to monitor compliance with the Stock Ownership Commitment. Before selling any shares of the Company's stock, its executive officers must give the Company's General Counsel prior notice of such sale. The Company's legal department then reviews that officer's current ownership level to confirm that after the proposed sale, the executive will continue to meet the Stock Ownership Commitment.[9] The Company also monitors all accounts in which any Company employee holds Company stock, enabling the Company to confirm whether any officer is currently in compliance with the Stock Ownership Commitment.

In addition, consistent with the Company's history as a leader in encouraging long-term stock ownership among senior executives, equity incentive awards are also subject to a vesting schedule (and remain subject to that vesting schedule even if an executive's employment is terminated) of up to four years further aligning executive's interests with long-term value.[10] Similarly, awards to senior executives are subject to clawbacks under certain circumstances ensuring that senior executives are incentivized to focus on the long-term interests of stockholders and to discourage excessive risk taking that might harm the Company's long-term interests.[11]

The Staff has consistently taken the position that proposals requiring that senior executives retain a specified amount of their equity compensation may be excluded under Rule 14a-8(i)(10) where the company has already adopted a similar policy. For example, recently the Staff concurred that Bank of America had substantially implemented a proposal requesting "a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age." *Bank of America Corp.* (avail. Mar. 14, 2013). The company argued, and the Staff agreed, that the company could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(10) in light of a policy recently adopted by the company's board on the recommendation of the compensation committee. *Id.*; *see also Vector Group Ltd.* (avail. Feb. 26, 2013) (concurring that a company had substantially implemented a proposal relating to executive share retention through a committee policy); *ExxonMobil Corp.* (avail. Mar. 21, 2012) (same); *AT&T Inc.* (avail. Jan. 10, 2012) (same).

Plainly, all the material elements of the Proposal—i.e., (A) a policy (i) adopted by the Compensation Committee, (ii) imposing a 50% share retention requirement applicable to senior executives,[12] (iii) that applies until the executives retire or reach normal retirement age

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9 This process is supported by Section 16's reporting requirements, which generally require executive officers to publicly disclose any transaction in the Company's stock within two business days of any such transaction. 15 U.S.C. § 78p (a).

10 Citigroup Inc., Schedule 14A, at 48 (filed Mar. 14, 2013).

11 Citigroup Inc., Schedule 14A, at 50 (filed Mar. 14, 2013).

12 The Proposal refers to shares acquired through "equity pay programs." The Proposal does not define this term, but the Company believes that it has substantially implemented the Proposal through its policy that executive officers retain at least 75% of the equity awarded to them as "incentive compensation." Similarly, in the *Exxon Mobil* letter, the Staff concurred that a proposal requesting a policy that senior executives "retain a significant percentage of stock acquired through *equity pay programs*" had been substantially implemented through a company policy requiring executive officers to "retain a significant

and (iv) including an anti-hedging requirement and (B) a report on that policy—have been substantially implemented by the Stock Ownership Commitment and the Company's repeated public disclosures regarding the Stock Ownership Commitment and related policies. In fact, the Stock Ownership Commitment and other supporting policies go above and beyond the action requested by the Proposal (a) by imposing a higher share retention threshold on executive officers than is suggested by the Proposal (75%, compared to 50%), which (b) runs longer than the holding period included in the Proposal (i.e., until retirement—coupled with a one year post-retirement holding period—compared to until the earlier of retirement or "normal retirement age") and (c) by taking the additional steps of imposing vesting schedules and subjecting executives to potential clawbacks as well as implementing practices to monitor compliance. In light of this well-developed policy, as in *Bank of America*, *Vector Group*, *AT&T* and *ExxonMobil*, the Company has implemented all material aspects of the Proposal. In addition, for the reasons set forth below, to the extent the Proposal would require the Company to disclose additional information, the Company cannot implement this aspect of the Proposal because doing so would cause the Company to violate Delaware law by pre-committing to disclose confidential information.

The Company believes that it has substantially implemented the Proposal. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(10).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS MISLEADING.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is misleading.[13] The Proposal is misleading because (i) it does not provide stockholders with material information regarding the costs of the requested report and whether that report could result in disclosure of proprietary Company information and (ii) the supporting statement references materials that are not publicly available so the Company is unable to verify the accuracy of certain statements.

The Proposal's failure to provide material information regarding the requested report makes the Proposal misleading. In a line of long-settled precedent, the Staff has found that proposals dealing with the preparation and issuance of special reports to stockholders can be excluded from company proxy materials in reliance on Rule 14a-8(i)(3) if such proposals fail to

percentage of the ExxonMobil stock granted to them under the Corporation's *incentive programs*." *Exxon Mobil Corp.* (avail. Mar. 21, 2012) (emphasis added).

13 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

discuss the prospective cost of preparing such reports or fail to discuss whether any proprietary information would be disclosed in that report.[14] The Staff has concluded that the failure to include such information renders a proposal materially misleading and has provided the following guidance on how proposals seeking a special report should address the prospective cost of such a report and whether proprietary information therein could be omitted: "In order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons." *The Upjohn Company* (avail. Mar. 16, 1976).[15] Indeed, since the Staff provided this guidance it has become standard practice for proposals asking for a report to stockholders to include language that such a report should be "prepared at reasonable cost and omitting proprietary information."[16] Because the Proponent failed to include such a statement in the Proposal, the Company believes that it may exclude the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

The supporting statement's references to non-public, external materials make the Proposal misleading. The Staff has repeatedly indicated that references in a proposal, or its supporting statement, to external sources may render a proposal materially misleading. For example, in *Staff Legal Bulletin No. 14*, the Staff stated that: "we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).[17] The Staff has recently reiterated this view and indicated that a stockholder proponent should provide a company with materials that the proponent cites in its proposal or supporting statement: "[w]e recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate

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14 *See, e.g., Schering-Plough Corp.* (avail. Mar. 4, 1976) ("In order that readers of the proposal not be misled . . . [t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position."); *RCA Corporation* (Nov. 12, 1975) (similar statement); *First Union Bancorporation* (Feb. 7, 1980) (noting that "although the [proposal] deals with the issuance of a report to shareholders, it does not discuss the prospective cost of preparing such a report").

15 In *SEC Release No. 34-20091* (August 16, 1983), the U.S. Securities and Exchange Commission revised its approach under Rule 14a-8(i)(7) to proposals seeking the publication of a special report. However, nothing in that release or subsequent Commission statements indicate that the Commission changed or intended to change the application of other provisions of Rule 14a-8 to such proposals.

16 *See, e.g., Amazon.com, Inc.* (avail. Mar. 8, 2012) (proposal asking for a report prepared "at reasonable cost and omitting proprietary information"); *Abercrombie & Fitch Co.* (avail. Mar. 28, 2012) (same); *The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (same).

17 *See also, e.g., Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (concurring that a company could exclude references to a newspaper article in a supporting statement under Rule 14a-8(i)(3) because the references were false and misleading).

whether the website reference may be excluded." *Staff Legal Bulletin No. 14G* (Oct. 16, 2012).[18] The Staff indicated that the potential concerns raised by a non-operational website could be addressed if the proponent provided the company with the materials that will be published on the website along with a commitment that the website will become operational by the time the company files its proxy materials. *Id.*

The Proponent's supporting statement contains several statements that the Proponent attributes to GMI Ratings,[19] an external, non-public source that the Proponent has not provided to the Company.[20] Based on the Company's review of the GMI Ratings website, the Company has been unable to determine what report the Proponent purports to cite. As a result, even though the Proponent indicates that this source contains information that is relevant to and should influence the Company's stockholders to "more favorably evaluate[]" the Proposal, the Company is unable to confirm the accuracy of these statements. Accordingly, because the Proponent has not provided the Company with the underlying materials, the Company believes that the Proposal is materially misleading and that the Company may exclude the Proposal under Rule 14a-8(i)(3). Alternatively, if the Staff does not concur that the Company may exclude the entire Proposal on this ground, the Company believes that the Proponent should, at a minimum, be required to revise his supporting statement to remove the statements attributed to GMI Ratings.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

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18 In recent years, the Staff appears to have focused most on this issue in the context of references to external websites. However, the same concerns implicated by references to materials on a website that the Company cannot verify are implicated by any reference to non-public material.

19 The GMI Ratings website (http://www3.gmiratings.com/) contains links to a wide range of resources and services. The Company understands that the GMI Ratings reports are generally not available to a company that GMI Ratings has reported on, except by means of a paid subscription.

20 The supporting statement expressly attributes the first sentence of the fifth paragraph to GMI Ratings. The second, third and fourth sentences of the fifth paragraph also appear to be, but are not expressly, attributed to GMI Ratings.

ENCLOSURE 3

CORPORATE GOVERNANCE GUIDELINES

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of December 12, 2012

Corporate Governance Mission

Citigroup Inc. (the "Company") aspires to the highest standards of corporate governance and ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to consider the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Candidates for the Board are recommended to the Board of Directors by the Nomination, Governance and Public Affairs Committee in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting by majority vote (other than in contested elections), to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors to serve until the next Annual Meeting. The Nomination, Governance and Public Affairs Committee nominates annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination, Governance and Public Affairs Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief

Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent

Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination, Governance and Public Affairs Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit Committee may not serve on more than three public company audit committees, including the Audit Committee of the Company.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination, Governance and Public Affairs Committee and offer his or her resignation from the Board. The Nomination, Governance and Public Affairs Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.

If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination, Governance and Public Affairs Committee.

Board Committees

The standing committees of the Board are the Executive Committee, the Audit Committee, the Personnel and Compensation Committee, the Nomination, Governance and Public Affairs Committee and the Risk Management and Finance Committee. All members of the Audit Committee, the Personnel and Compensation Committee and the Nomination, Governance and Public Affairs Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination, Governance and Public Affairs Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination, Governance and Public Affairs Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination, Governance and Public Affairs Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, if any, shall establish the agenda for each Board meeting. Any Board member may suggest items for inclusion on the agenda or may raise subjects that are not on the agenda for that meeting.

Executive Sessions

The non-management Directors shall meet in executive session at each regularly scheduled Board meeting, and the independent Directors shall meet in executive session at least once during each calendar year. The Chairman shall preside at these executive sessions, unless he or she is an Executive Chairman, in which case the Lead Director or, if the Company does not have a Lead Director, an independent Director shall preside.

Annual Strategic Review

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during, or in conjunction with, at least one Board meeting each year.

Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

Director Access to Senior Management

Directors shall have full and free access to senior management. Directors are requested to arrange such meetings through the Corporate Secretary. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination, Governance and Public Affairs Committee. The Nomination, Governance and Public Affairs Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination, Governance and Public Affairs Committee. Directors who serve on the Audit Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 16 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citi Foundation, such contributions will be reported to the Nomination, Governance and Public Affairs Committee at least annually.

In addition, the Company shall disclose in its proxy statement whether the aggregate contributions of the Company and the Citi Foundation to any Charitable Organization in which any independent Director serves as an executive officer exceed the greater of $1 million or 2% of such Charitable Organization's consolidated gross revenue for any single fiscal year within the preceding three years.

Director Orientation and Continuing Education

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the CEO's performance, as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company in the long and short term.

Succession Planning

The Nomination, Governance and Public Affairs Committee shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination, Governance and Public Affairs Committee to evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination, Governance and Public Affairs Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination, Governance and Public Affairs Committee shall receive reports regarding compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation and Other Recoupment Rights

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

In accordance with regulatory requirements and developing best practices, the Company has adopted a number of additional requirements for the recoupment of compensation from certain employees in specified circumstances. The Company may adopt additional such provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices. A description of each such material requirement will appear in the Company's annual Proxy Statement in the Compensation Discussion and Analysis.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy. Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.

Stock Options

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Directors and Executive Officers may not pledge Citi Securities (as defined in Insider Transactions) as collateral for a loan, either from the Company or from an unaffiliated lender. Pledges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the pledge be eliminated.

Investments/Transactions

All Related Party Transactions (see page 16 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination, Governance and Public Affairs Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination, Governance and Public Affairs Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

Indemnification

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

Introduction

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards set forth below and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 16 for definition) shall be on arms-length, market terms.

Independence Standards

To be considered independent, a Director must meet the following categorical standards.

<u>Advisory, Consulting and Employment Arrangements</u>

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments for property or services in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citi Foundation to a Charitable Organization of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

A Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by (a) the Company's present or former primary outside auditor or (b) any other outside auditor of the Company and personally worked on the Company's audit, in each case within the three-year period following the auditing relationship.

A Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor and personally works on the Company's audit, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the

Corporate Governance Guidelines, including but not limited to the Director Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.

January 27, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy. In addition, the proposal states that the policy shall prohibit hedging transactions for shares subject to the policy that are not sales but reduce the risk of loss to the executive.

We are unable to concur in your view that Citigroup may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Citigroup has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.